                                                                                           EXHIBIT FS-1
                                      ENERGY EAST CORPORATION
                                  COMBINED CONDENSED BALANCE SHEET
                                GIVING EFFECT TO THE CMP GROUP MERGER,
                        THE CTG RESOURCES MERGER AND THE BERKSHIRE ENERGY MERGER
                                           AT JUNE 30, 1999
                                         ACTUAL AND PRO FORMA
                                             (UNAUDITED)


                                     Pro Forma
                                    Energy East
                                        and        CMP        CTG     Berkshire   Merger
                                    Connecticut   Group    Resources   Energy    Pro Forma      Pro Forma
                                      Energy      Actual    Actual     Actual   Adjustments    Energy East
                                    ----------  ----------  --------  --------  ---------      ----------
Assets                                                     (thousands)

Current Assets
 Cash and cash equivalents          $1,079,671  $  335,094  $ 36,013  $    117  ($748,013)(4)  $  702,882
 Special deposits                          911                                                        911
 Accounts receivable, net              165,872     125,754    35,704     7,152                    334,482
 Other                                 183,710      13,230    20,411     6,124                    223,475
                                    ----------  ----------  --------  --------  ---------      ----------
      Total Current Assets           1,430,164     474,078    92,128    13,393   (748,013)      1,261,750

Utility Plant, at Original Cost      4,545,703   1,332,465   520,743   109,871                  6,508,782

 Less accumulated depreciation       2,128,834     550,173   189,059    34,075                  2,902,141
                                    ----------  ----------  --------  --------  ---------      ----------
   Net utility plant in service      2,416,869     782,292   331,684    75,796                  3,606,641

 Construction work in progress          15,495      14,823     5,956       534                     36,808
                                    ----------  ----------  --------  --------  ---------      ----------
      Total Utility Plant            2,432,364     797,115   337,640    76,330                  3,643,449

Other Property and Investments, Net    109,170      72,081    12,476     7,034                    200,761

Regulatory Assets                      331,344     872,787     6,781     7,628     30,808(5)    1,249,348

Other Assets                            72,524      41,529    28,416     1,100     14,244(5)      157,813

Goodwill                               249,360                                    712,916(6)(7)   962,276
                                    ----------  ----------  --------  --------  ---------      ----------

      Total Assets                  $4,624,926  $2,257,590  $477,441  $105,485   $  9,955      $7,475,397
                                    ==========  ==========  ========  ========  =========      ==========

The notes on pages 5 through 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                                                                                           EXHIBIT FS-1
                                          ENERGY EAST CORPORATION
                                       COMBINED CONDENSED BALANCE SHEET
                                    GIVING EFFECT TO THE CMP GROUP MERGER,
                           THE CTG RESOURCES MERGER AND THE BERKSHIRE ENERGY MERGER
                                            AT JUNE 30, 1999
                                          ACTUAL AND PRO FORMA
                                                (UNAUDITED)


                                     Pro Forma
                                    Energy East
                                        and        CMP        CTG    Berkshire    Merger
                                    Connecticut   Group    Resources  Energy     Pro Forma    Pro Forma
                                      Energy      Actual    Actual    Actual    Adjustments  Energy East
                                    ----------   ---------  --------  --------  --------     -----------
Liabilities                                                (thousands)
Current Liabilities
 Current portion of long-term debt
   and sinking fund requirements    $    3,647  $   18,716  $  3,237                        $   25,600
 Notes payable and interim financing     4,150     101,628            $ 7,100                  112,878
 Taxes accrued                         308,371     154,386                                     462,757
 Other                                 255,756      94,180    43,190    5,264  $ 18,500(7)      416,890
                                    ----------   ---------  --------  --------  --------     ----------
   Total Current Liabilities           571,924     368,910    46,427   12,364     18,500      1,018,125

Regulatory Liabilities
 Gain on sale of generation assets                 520,861                                     520,861
 Other                                 108,238      70,295    78,840   10,040     8,755(5)      276,168
                                    ----------   ---------  --------  -------- --------     ----------
   Total Regulatory Liabilities        108,238     591,156    78,840   10,040     8,755        797,029

Deferred Income Taxes and
  Unamortized Investment
  Tax credits                          291,762      83,091                        5,489(8)      380,342
Other                                  328,339     494,312              4,873    30,808(5)      858,332
Long-term debt                       1,535,079     124,205   217,516   40,000   500,000(9)    2,416,800
                                    ----------   ---------  --------  --------  --------     ----------
   Total Liabilities                 2,835,342   1,661,674   342,783   67,277   563,552       5,470,628

Commitments                                 88                                                       88
Preferred stock redeemable solely
   at the option of subsidiary          10,131      35,528       879      312                    46,850
Preferred stock subject to mandatory
   redemption requirements              25,000      18,910                                       43,910
Common Stock Equity
 Common stock Energy East
   ($.01 par value, 300,000 shares
   authorized and 124,188 shares
   outstanding as of June 30, 1999)      1,257                                       61(10)       1,318
 Common stock CMP Group
   ($5 par value, 80,000 shares
   authorized and 32,443 shares
   outstanding as of June 30, 1999)                162,213                       (162,213)
 Common stock CTG Resources
   (no par value, 20,000 shares
   authorized and 8,648 shares
   outstanding as of June 30, 1999)
 Common stock Berkshire Energy Resources
   (No par value, 10,000 shares
   authorized and 2,514 shares
   outstanding as of June 30, 1999)                                      28,596   (28,596)
Capital in excess of par value       1,038,017     286,035    67,448             (193,988)(10)1,197,512
Retained earnings                      754,088      94,217    66,841      9,300  (170,358)      754,088
Unearned compensation -
  restricted stock awards                                       (510)                 510
Treasury stock, at cost (1,500
  shares at June 30, 1999)             (38,997)       (987)                           987       (38,997)
                                    ----------  ----------  --------  -------- --------      ----------
   Total Common Stock Equity         1,754,365     541,478   133,779    37,896  (553,597)     1,913,921
                                    ----------  ----------  --------  -------- --------      ----------
   Total Liabilities and
     Shareholders' Equity           $4,624,926  $2,257,590  $477,441  $105,485  $  9,955     $7,475,397
                                    ==========  ==========  ========  ========  ========     ==========

The notes on pages 5 through 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                                                                                           EXHIBIT FS-1
                                         ENERGY EAST CORPORATION
                                 COMBINED CONDENSED STATEMENT OF INCOME
                                 GIVING EFFECT TO THE CMP GROUP MERGER,
                       THE CTG RESOURCES MERGER AND THE BERKSHIRE ENERGY MERGER
                                   TWELVE MONTHS ENDED JUNE 30, 1999
                                          ACTUAL AND PRO FORMA
                                               (UNAUDITED)


                                     Pro Forma
                                    Energy East
                                        and         CMP       CTG      Berkshire   Merger
                                    Connecticut    Group    Resources    Energy    Pro Forma    Pro Forma
                                      Energy       Actual    Actual      Actual   Adjustments  Energy East
                                    ----------    --------  --------     --------  -------    ----------
                                              (in thousands, except per share amounts)
Operating Revenues
  Sales and services                $2,706,279    $993,357  $283,471     $50,733             $4,033,840

Operating Expenses
  Fuel used in electricity
    generation                         199,842      29,124                                      228,966
  Electricity purchased                776,077     456,811                                    1,232,888
  Natural gas purchased                273,387               140,997      22,485                436,869
  Other operating expenses             405,341     233,486    54,001      13,839                706,667
  Maintenance                          100,888      38,671     7,859         598                148,016
  Depreciation and amortization        712,050      55,540    20,199       4,437  $17,823(11)   810,049
  Other taxes                          224,631      26,895    19,512       2,347                273,385
  Gain on sale of generation assets   (674,572)                                                (674,572)
  Writeoff of Nine Mile Point 2         69,930                                                   69,930
                                    ----------    --------  --------     --------  -------    ----------
     Total Operating Expenses        2,087,574     840,527   242,568      43,706   17,823     3,232,198
                                    ----------    --------  --------     --------  -------    ----------
Operating Income                       618,705     152,830    40,903       7,027  (17,823)      801,642
Other Income and Deductions             (9,013)    (39,321)   (2,711)     (2,194)               (53,239)
Merger related expenses                  1,537                                                    1,537
Interest Charges, net                  142,974      57,068    17,042       4,382   37,500(9)    258,966
Preferred Stock Dividends
  of Subsidiary                          5,775       3,676        61          15                  9,527
                                    ----------    --------  --------     --------  -------    ----------
Income Before Federal Income Taxes     477,432     131,407    26,511       4,824  (55,323)      584,851
Federal Income Taxes                   231,764      58,169    12,253       1,606  (13,125)(8)   290,667
                                    ----------    --------  --------     --------  -------    ----------

Net Income                          $  245,668    $ 73,238  $ 14,258     $ 3,218 ($42,198)   $  294,184
                                    ==========    ========  ========     ========  =======    ==========

Earnings Per Share, basic and
  diluted                                $1.87                                                    $2.14

Average Common Shares Outstanding      131,606                                      6,107(12)   137,713

The notes on pages 5 through 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

Per share amounts and number of average Energy East shares outstanding have been restated to reflect the two-for-one common stock split, effective April 1, 1999.

                                                                                           EXHIBIT FS-1
                                         ENERGY EAST CORPORATION
                             COMBINED CONDENSED STATEMENT OF RETAINED EARNINGS
                                   GIVING EFFECT TO THE CMP GROUP MERGER,
                         THE CTG RESOURCES MERGER AND THE BERKSHIRE ENERGY MERGER
                                     TWELVE MONTHS ENDED JUNE 30, 1999
                                           ACTUAL AND PRO FORMA
                                               (UNAUDITED)


                                     Pro Forma
                                    Energy East
                                        and        CMP        CTG    Berkshire     Merger
                                    Connecticut   Group    Resources  Energy      Pro Forma   Pro Forma
                                      Energy      Actual    Actual    Actual     Adjustments  Energy East
                                    --------     -------   -------    -------     --------    --------
Balance, beginning of period        $624,936     $50,512   $61,394    $8,911     ($120,817)   $624,936

Add net income                       231,213      73,238    14,258     3,218       (90,714)    231,213

Add restricted stock plan                                        9                      (9)

Deduct dividends on common stock     102,061      29,199     8,820     2,829       (40,848)    102,061

Deduct reacquired preferred stock                    333                              (333)
                                    --------     -------   -------    -------     --------    --------
Balance, end of period              $754,088     $94,218   $66,841    $9,300     ($170,359)   $754,088
                                    ========     =======   =======   ========     ========    ========

The notes on pages 5 through 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                          NOTES TO UNAUDITED PRO FORMA
                     COMBINED CONDENSED FINANCIAL STATEMENTS
                     GIVING EFFECT TO THE CMP GROUP MERGER,
            THE CTG RESOURCES MERGER AND THE BERKSHIRE ENERGY MERGER

Note  1.  Unaudited  Pro  Forma  Combined  Condensed  Financial
         Statements.

     The unaudited pro forma combined condensed financial statements as of and for the twelve months ended June 30, 1999, have been adjusted to give effect to the CMP Group merger, the CTG Resources merger and the Berkshire Energy merger. The unaudited pro forma combined condensed financial statements reflect preliminary purchase accounting adjustments in compliance with generally accepted accounting principles. Estimates relating to the fair value of some assets, liabilities and other events have been made as more fully described below. Actual adjustments will be made on the basis of actual assets, liabilities and other items as of the closing date of the mergers on the basis of appraisals and evaluations. Therefore, actual amounts may differ from those reflected below.

     The unaudited pro forma combined condensed balance sheet and statement of retained earnings assume that the mergers occurred on June 30, 1999. The unaudited pro forma combined condensed statement of income for the twelve months ended June 30, 1999, assumes that the mergers were completed on July 1, 1998 and does not give effect to the sales of Energy East's coal-fired generation assets and CMP Group's steam and hydro generation assets prior to when they occurred in March and May 1999 and April 1999, respectively, and the pending sale of Energy East's interest in nuclear generation assets.

     The pro forma combined condensed financial statements should be read in conjunction with the consolidated historical financial statements and the related notes of Energy East, CMP Group, CTG Resources and Berkshire Energy, which are incorporated by reference. The pro forma statements are for illustrative purposes only. They are not necessarily indicative of the financial position or operating results that would have occurred had the sales and the mergers been completed on July 1, 1998 or June 30, 1999, as assumed above; nor is the information necessarily indicative of future financial position or operating results.

Note  2.  Accounting  Method.

     The CMP Group merger, the CTG Resources merger and the Berkshire Energy merger will be accounted for as an acquisition of CMP Group, CTG Resources and Berkshire Energy by Energy East under the purchase method of accounting in accordance with generally accepted accounting principles. The amount of goodwill recorded will reflect the excess of the purchase prices over the estimated net fair value of assets and liabilities of CMP Group's, CTG Resources's and Berkshire Energy's utility and nonutility businesses at the time of closing, plus Energy East's estimated transaction cost related to the mergers. The assets and liabilities of CMP Group's, CTG Resources's and Berkshire Energy's unregulated subsidiaries will be revalued to fair value, including an allocation of goodwill to the subsidiaries, if appropriate. The remaining goodwill will be allocated to Central Maine Power, Connecticut Natural Gas, and Berkshire Gas Company and will be recorded as an acquisition adjustment.

Note  3.  Earnings  Per  Share  and  Average  Shares  Outstanding.

     The pro forma earnings per share and number of average shares outstanding have been restated to reflect Energy East=s two-for-one common stock split, effective April 1, 1999, and the average number of shares that would have been outstanding if the merger occurred at the beginning of the periods presented assuming a conversion of 45% CTG Resources shares into 1.57 Energy East shares per CTG Resources share. The following table presents the range of shares that could be issued based on various potential conversion ratios under the merger agreement:

       Conversion  ratio                 1.36    1.57   1.73
       Number of shares (thousands)     5,296   6,107  6,740

Note  4.  Cash  Consideration.

     This amount reflects the cash consideration paid to CMP Group's shareholders based on a purchase price per share of $29.50 for all of the CMP Group shares outstanding, the cash consideration paid to CTG Resources shareholders based on a purchase price per share of $41.00 for 55% of the CTG Resources shares outstanding and the cash consideration paid to Berkshire Energy shareholders based on a purchase price per share of $38.00 for all of the Berkshire Energy shares outstanding.

Note 5. Regulatory Asset and Related Other Liability, and Other Asset and Related Regulatory Liability.

     This amount reflects the recognition of a regulatory asset and related other liability, or, an other asset and related regulatory liability for the estimated difference between CMP Group's, CTG Resources's and Berkshire Energy's net pension and other postretirement benefit obligations and the previously recognized asset or liability.

Note  6.  Goodwill.

     This amount reflects the recognition of an amount of goodwill equal to the excess of the estimated purchase price of $957 million over the estimated net fair value of the assets and liabilities of CMP Group acquired of $541.5 million, plus estimated transaction costs of $11 million related to the merger; an amount of goodwill equal to the excess of the estimated purchase price of $355 million over the estimated net fair value of the assets and liabilities of CTG Resources acquired of $134 million, plus estimated transaction costs of $6.5 million related to the merger and an amount of goodwill equal to the excess of the estimated purchase price of $96 million over the estimated net fair value of the assets and liabilities of Berkshire Energy acquired of $37.9 million, plus estimated transaction costs of $1 million related to the merger.

Note  7.  Merger-Related  Costs.

     Energy East, CMP Group, CTG Resources and Bershire Energy will incur direct expenses related to the merger, including financial advisor, legal and accounting fees. The pro forma adjustments include an estimate for Energy
East=s merger-related costs of $11 million for the CMP Group merger, $6.5 million for the CTG Resources merger, and $1 million for the Berkshire Energy merger, which are included in goodwill. CMP Group, CTG Resources and Berkshire Energy expect to incur approximately $7.5 million, $5.5 million and $2 million, of merger-related costs, respectively, which they will expense as incurred. The actual amount of merger-related costs may differ from the amounts reflected in the unaudited pro forma combined condensed financial statements.

Note  8.  Income  Taxes.

     Income taxes on the pro forma combined condensed income statement have been based on the statutory rate and adjusted for goodwill, which is not tax deductible.

Note  9.  Notes  Payable

     This amount reflects the issuance of $500 million principal amount of notes payable with an assumed interest rate of 7.5%, the proceeds of which may be used to fund the consideration paid to CMP Group shareholders.

Note  10.  Common  Stock.

     This amount reflects the Energy East shares to be issued to CTG Resources shareholders in exchange for 45% of their CTG Resources shares, assuming a conversion ratio of 1.57 Energy East shares per CTG Resources share, and the purchase of 55% of their CTG Resources shares for cash.

Note  11.  Amortization  of  Goodwill.

     This amount represents the amortization of goodwill, for financial accounting purposes, over a 40-year period. The goodwill is not amortizable for tax purposes.

Note  12.  Energy  East  Shares  Issued.

     Reflects the number of Energy East shares to be issued in the merger with CTG Resources assuming a conversion of 45% of the CTG Resources shares into 1.57 Energy East shares per CTG Resources share.